EXHIBIT 99.1

HEXO Provides Update on Strategic Plan; Announces Changes to Further Streamline Operations on Path to Becoming Cash Flow Positive From Operations

GATINEAU, Quebec, April 21, 2022 (GLOBE NEWSWIRE) -- HEXO Corp (TSX: HEXO; NASDAQ: HEXO) ("HEXO" or the “Company"), a leading producer of high-quality cannabis products, today provided an update on its previously announced strategic plan, designed to solidify HEXO’s position as the number one cannabis company in Canada by recreational market share, with the goal of becoming cash flow positive from operations. The Company is announcing that it will close its Belleville facility and transition its operations to other sites to further streamline operations and capitalize on production efficiencies.

“After an extensive review of site capabilities, we have identified this operational closure and transition as an opportunity to further optimize our network,” said HEXO Acting Chief Operating Officer, Charlie Bowman. “Our decision is designed to leverage other sites with available infrastructure and capabilities to improve production outputs while significantly reducing costs across our entire network. This is a critical next step for HEXO as we continue to make strides towards becoming cash flow positive from operations.”

As part of the transition, all manufacturing machinery and equipment currently located at HEXO’s Belleville facility will be transferred to other sites. A plan has been developed to facilitate this transition and ensure there is no impact on production or shipments. The transition is scheduled to be complete by the end of July 2022.

“I would like to thank our Belleville community partners and employees for their invaluable contributions to HEXO’s growth and success,” said HEXO President and CEO, Scott Cooper. “This was a very difficult decision, but it is key component of executing on our strategic plan, and one that we believe best positions HEXO for profitable growth.”

HEXO is working closely with employees to reduce the impact of this decision, including offering career counselling and other transitional services. Approximately 230 employees will be impacted by this announcement. The Truss Beverage Co. operations are not impacted by this transition and will continue to operate out of the Belleville facility.

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws ("Forward-Looking Statements"). Forward-Looking Statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these Forward-Looking Statements. Forward-Looking Statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these Forward-Looking Statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any Forward-Looking Statements as a result of new information or future events, or for any other reason.

This press release should be read in conjunction with the management's discussion and analysis ("MD&A") and unaudited condensed consolidated interim financial statements and notes thereto as at and for the three months ended October 31, 2021. Additional information about HEXO is available on the Company's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov, including the Company's Annual Information Form for the year ended July 31, 2021 dated October 29, 2021.

About HEXO

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, Redecan, UP Cannabis, Namaste Original Stash, 48North, Trail Mix, Bake Sale, REUP and Latitude brands, and the medical market in Canada, Israel and Malta. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint venture with Molson-Coors. With the completion of HEXO's recent acquisitions of Redecan and 48North, HEXO is a leading cannabis products company in Canada by recreational market share. For more information, please visit hexocorp.com.

For further information, please contact:

Investor Relations:

invest@hexo.com

www.hexocorp.com

For media inquiries please contact:

media@hexo.com